UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2026

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Shareholder Meeting Results

On July 10, 2026, WF Holding Limited (the “Company”) held an Extraordinary General Meeting of Members (the “Meeting”). At the Meeting, a total of 39,570,758 Ordinary Shares of the Company were represented in person or by valid proxies, which represented 87% of the Ordinary Shares outstanding as of the record date, June 29, 2026, constituting a quorum.

Shareholders voted on seven proposals at the Meeting. The proposals are described in detail in the Proxy Statement included in the Company’s Form 6-K furnished on June 30, 2026, the relevant portions of which are incorporated herein by reference. The final results for the votes regarding the proposals are set forth below.

Proposal 1: The Company’s shareholders approved the following resolution:

RESOLVED as an ordinary resolution that the authorized share capital of the Company be and is hereby increased from USD50,000 divided into 200,000,000 Ordinary Shares with USD0.00025 par value each to USD25,000,000,000 divided into 100,000,000,000,000 Ordinary Shares with USD0.00025 par value each by the creation of an additional 99,999,800,000,000 Ordinary Shares (the “Increase of Authorised Share Capital”).

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
39,569,698	1,060	0

Proposal 2: The Company’s shareholders approved the following resolution:

RESOLVED as an ordinary resolution that a new class of class A shares with USD0.00025 par value each in the authorized share capital of the Company (the “Class A Shares”) be and hereby is created with each Class A Share entitling the holder thereof 100 votes and being convertible into 1 Ordinary Share at the option of the holder thereof, at any time after issue and without the payment of any additional sum; and upon transfer to a party who is not an Affiliate (as defined in the Amended M&A (as defined below)), each Class A Share shall be automatically converted into 1 Ordinary Share (the “Creation of Class A Shares”); and each Ordinary Share shall continue to carry 1 vote per share.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
39,569,698	1,060	0

Proposal 3: The Company’s shareholders approved the following resolution:

RESOLVED as an ordinary resolution that, subject to and conditional upon the approval of the Increase of Authorised Share Capital and the Creation of Class A Shares above, the authorized share capital of the Company be and hereby is redesignated and reclassified from USD25,000,000,000 divided into 100,000,000,000,000 Ordinary Shares with USD0.00025 par value each to USD25,000,000,000 divided into 90,000,000,000,000 Ordinary Shares with USD0.00025 par value each and 10,000,000,000,000 Class A Shares with USD0.00025 par value each by redesignating 10,000,000,000,000 Ordinary Shares, comprising 3,170,664 issued Ordinary Shares held by Lew Capital Private Limited, 270,000 issued Ordinary Shares held by LYC Capital Private Limited and 9,999,996,559,336 unissued Ordinary Shares, into Class A Shares on a one-for-one basis (the “Share Redesignation”, and together with the Increase of Authorized Share Capital and the Creation of Class A Shares above, the “Share Restructuring”).

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
39,569,698	1,060	0

Proposal 4: The Company’s shareholders approved the following resolution:

RESOLVED as a special resolution that, subject to and conditional upon the approval of the Share Restructuring above (including the Increase of Authorised Share Capital, the Creation of Class A Shares and the Share Redesignation), the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as set forth in Appendix A to the Proxy Statement be approved and adopted as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect to reflect, inter alias, the Share Restructuring.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
39,569,698	1,060	0

Proposal 5: The Company’s shareholders approved the following resolution:

RESOLVED as an ordinary resolution that, subject to and conditional upon the approval of Proposal 1 to Proposal 4 above, any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Share Restructuring (including the Increase of Authorised Share Capital, the Creation of Class A Shares and the Share Redesignation) and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered office service provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Restructuring (including the Increase of Authorised Share Capital, the Creation of Class A Shares and the Share Redesignation), the adoption of the Amended M&A and the passing of the foregoing resolutions; and the Company’s transfer agent be instructed to update the shareholder list of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
39,569,698	1,060	0

Proposal 6: The Company’s shareholders approved the following resolution:

RESOLVED as an ordinary resolution that, subject to and conditional upon the approval of Proposal 1 to Proposal 4 above:

(i)	the shareholder authorization (as approved at the extraordinary general meeting of the Company held on 23 March 2026) authorizing the Board to implement one or more share consolidations of the Company’s issued and unissued ordinary shares of par value USD0.00005 each within 2 years at a ratio as the Board may determine from time to time in its absolute discretion; provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1-for-250 (the “Shareholder Authorization”) be and hereby is revised, such that the Board shall be authorized to approve one or more share consolidations of the Company’s issued and unissued Ordinary Shares and Class A Shares, each of a par value of USD0.00025 at a ratio and from an effective date that may be determined by the Board in its absolute discretion within 2 years after the date of passing of these resolutions with such consolidated Ordinary Shares and Class A Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no less than 2-for-1 nor greater than 8,000-for-1; and

(ii)	the rest of the ordinary resolutions passed at the extraordinary general meeting of the Company held on 23 March 2026 in connection with the Shareholder Authorization for share consolidation(s) (save for those amended by these resolutions) be and are hereby otherwise confirmed and ratified in all respects.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
39,569,698	1,060	0

Proposal 7: The Company’s shareholders approved the following resolution:

RESOLVED as an ordinary resolution that the chairman of the Extraordinary Meeting be and hereby is authorized to adjourn the Extraordinary Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extraordinary Meeting, there are not sufficient votes to approve Proposal 1 to Proposal 6 above.

The votes regarding this proposal were as follows:

Votes For	Votes Against	Abstentions
39,570,758	0	0

Amended M&A

As noted above, shareholders approved the Amended M&A to implement the Share Restructuring at the Meeting. A copy of the Amended M&A is attached hereto as Exhibit 3.1.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-296397) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2026	WF HOLDING LIMITED

/s/ Leah Siang Ling
	Name:	Leah Siang Ling
	Title:	Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1	Second Amended and Restated Memorandum and Articles of Association

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